                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF MAY, 2002.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F       X      Form 40-F
                               -----------            ------------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                    Yes                No        X
                         -----------        -----------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)


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                                 CNH GLOBAL N.V.


Form 6-K for the month of May, 2002

List of Exhibits:

1. Registrant's Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of April and Cumulative for 4 Months, 2002, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of March 2002 Relative to Industry Results or Levels,
         Compared with Prior Year Periods.



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                                                                      [CNH LOGO]

                                 CNH Global N.V.
                                 ---------------

               Summary North American Retail Unit Sales Activity
             For Selected Agricultural and Construction Equipment,
          During the Month of April and Cumulative for 4 Months, 2002,
          And Indicators of North American Dealer Inventory Levels for
                             Selected Agricultural
                       Equipment at the End of March 2002
    Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (`AEM') and of the Canadian Farm and Industrial Equipment Institute (`CFIEI').

These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.'s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.'s dealer's inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market nor of CNH Global N.V.'s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.'s relative performance in that market.

Copies of the relevant Agricultural Flash report from AEM and CFIEI follow the table.

Page 2                       CNH Global N.V.                  April N.A.Activity

                   SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

                                         TOTAL NORTH AMERICAN                    CNH RELATIVE PERFORMANCE
  CATEGORY                                    INDUSTRY                                 (ALL BRANDS)
---------------------------------------------------------------------------------------------------------------------
    RETAIL UNIT SALES:
    MONTH OF APR. 2002
---------------------------------------------------------------------------------------------------------------------
    Agricultural Tractors:
    under 40 horsepower (2WD)                   + 14.6%                    up moderately more than the industry
---------------------------------------------------------------------------------------------------------------------
    40 to 100 horsepower (2WD)                  + 3.2%                            down low double digits
---------------------------------------------------------------------------------------------------------------------
    over 100 horsepower (2WD)                   (22.6%)                             up low double digits
---------------------------------------------------------------------------------------------------------------------
    4 wheel drive tractors                      (23.0%)                     down slightly less than the industry
---------------------------------------------------------------------------------------------------------------------
    Total tractors                              + 4.2%                            up equal to the industry
---------------------------------------------------------------------------------------------------------------------

    Combines                                    + 16.2%                   up significantly more than the industry
---------------------------------------------------------------------------------------------------------------------
    Loader/backhoes                             (26.8%)                   down moderately more than the industry
---------------------------------------------------------------------------------------------------------------------
    Skid Steer Loaders                          (10.0%)                    down slightly more than the industry
---------------------------------------------------------------------------------------------------------------------
    Total Heavy
    Construction Equipment                       (0.3%)                              up high single digits
---------------------------------------------------------------------------------------------------------------------

    RETAIL UNIT SALES:
    4 MONTHS, 2002
---------------------------------------------------------------------------------------------------------------------
    Agricultural Tractors:
    under 40 horsepower (2WD)                   + 10.9%                    up moderately more than the industry
---------------------------------------------------------------------------------------------------------------------
    40 to 100 horsepower (2WD)                  + 4.5%                            down mid single digits
---------------------------------------------------------------------------------------------------------------------
    over 100 horsepower (2WD)                   (19.1%)                             up mid single digits
---------------------------------------------------------------------------------------------------------------------
    4 wheel drive tractors                      (19.1%)                    down slightly more than the industry
---------------------------------------------------------------------------------------------------------------------
    Total tractors                              + 3.1%                          up in line with the industry
---------------------------------------------------------------------------------------------------------------------

    Combines                                     (7.6%)                    up significantly more than the industry
---------------------------------------------------------------------------------------------------------------------
    Loader/backhoes                              (7.6%)                        down in line with the industry
---------------------------------------------------------------------------------------------------------------------
    Skid Steer Loaders                          (11.2%)                   down moderately more than the industry
---------------------------------------------------------------------------------------------------------------------
    Total Heavy
    Construction Equipment                       (4.0%)                down low single digits, less than the industry
---------------------------------------------------------------------------------------------------------------------

    DEALER INVENTORIES:
    END OF MARCH 2002
---------------------------------------------------------------------------------------------------------------------
    Agricultural Tractors:
    under 40 horsepower (2WD)              6.9 months supply                   1 month less than the industry
---------------------------------------------------------------------------------------------------------------------
    40 to 100 horsepower (2WD)             5.7 months supply                  > 1 month less than the industry
---------------------------------------------------------------------------------------------------------------------
    over 100 horsepower (2WD)              4.2 months supply                   1 month less than the industry
---------------------------------------------------------------------------------------------------------------------
    4 wheel drive tractors                 3.6 months supply                      in line with the industry
---------------------------------------------------------------------------------------------------------------------
    Total tractors                         6.1 months supply                  > 1 month less than the industry
---------------------------------------------------------------------------------------------------------------------

    Combines                               2.9 months supply                  1/2 month more than the industry
---------------------------------------------------------------------------------------------------------------------

Dated:  May 14, 2002

                           APRIL 2002 AG FLASH REPORT
                             U.S. UNIT RETAIL SALES
                         (REPORT RELEASED MAY 13, 2002)

     ---------------------------------------------------------------------------------------------------------------
                                                                                                          March 2002

                               April       April                                                         * US Field
     EQUIPMENT                  2002        2001        % Chg.   Y-T-D 2002    Y-T-D 2001       % Chg.    Inventory
     ---------------------------------------------------------------------------------------------------------------
     2 Wheel Drive

     ---------------------------------------------------------------------------------------------------------------
     Under 40 HP              12,145      10,507        15.60%       27,583        24,725       11.60%       52,431

     ---------------------------------------------------------------------------------------------------------------
     40 & Under 100 HP         5,684       5,571         2.00%       15,935        15,359         3/8%       25,857

     ---------------------------------------------------------------------------------------------------------------
     100 HP & Over             2,078       2,785       -25.40%        5,682         7,426      -23.50%        5,433

     ---------------------------------------------------------------------------------------------------------------
     Total                    19,907      18,863         5.50%       49,200        47,510        3.60%       83,721

     ---------------------------------------------------------------------------------------------------------------

     ---------------------------------------------------------------------------------------------------------------
     4 Wheel Drive               458         612       -25.20%        1,161         1,497      -22.40%          961

     ---------------------------------------------------------------------------------------------------------------

     ---------------------------------------------------------------------------------------------------------------
     Total Farm Wheel         20,365      19,475         4.60%       50,361        49,007        2.80%       84,682
     Tractors

     ---------------------------------------------------------------------------------------------------------------

     ---------------------------------------------------------------------------------------------------------------
     Combines                    419         365        14.80%        1,268         1,391       -8.80%        1,439
     (Self-Propelled)

     ---------------------------------------------------------------------------------------------------------------

[Graphic data included at this point in the Flash Report has been omitted due to the inability of it being reproduced in the Edgarization process. Such data is available from the Association of Equipment Manufacturers.]

Published monthly, the AEM Agriculture Flash Report compares monthly data from the current and past year of the U.S. unit retail sales of two and four wheel drive tractors and self-propelled combines. Data shown on the report are estimates which are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. Data presented in the report represents most, but not all, of the manufacturers in each product category being sold at retail in the 50 states and the District of Columbia.

Note: Ag Flash Report is updated every 15th of the month.

For further information, please contact Mary Matimore, AEM Statistical
Assistant.

            (C) AEM 2002 -  ASSOCIATION OF EQUIPMENT MANUFACTURERS
   111 E. Wisconsin Ave. Suite 1000, Milwaukee, WI 53202-4806 - 414-272-0943
    10 S. Riverside Plaza, Suite 1220, Chicago, IL 60606-3710 - 312-321-1470

                        General inquiries: info@aem.org.




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CFIEI Industry News                                                  Page 1 of 2


                                  [CFIEI LOGO]

                            APRIL 2002 FLASH REPORT

                     CANADA REPORT - RETAIL SALES IN UNITS
                         (Report released May 15, 2002)

The Canadian Farm & Industrial Equipment Institute, Burlington, Ontario today announced retail sales of farm tractors and combine harvesters in Canada for the month.

These data are based on unit sales reported by CFIEI member companies. This report includes most, but not all of the machines and implements sold in each of these categories. These data are subject to revision from time to time and caution should be maintained when using the data for any purpose.

-------------------------------------------------------------------------------------------------------------
                                   APRIL                           APRIL                        MARCH
                                                                YEAR-TO-DATE
-------------------------------------------------------------------------------------------------------------
                                                                                           2002       2001
                                                                                         CANADIAN   CANADIAN
   EQUIPMENT            2002       2001     % CHG.       2002       2001     % CHG.      (FIELD)     (FIELD)
                                                                                        INVENTORY   INVENTORY
-------------------------------------------------------------------------------------------------------------
2 WHEEL TRACTORS
-------------------------------------------------------------------------------------------------------------
UNDER 40 HP              445        477      -6.7%      1,151      1,189      -3.2%       3,209       3,791
-------------------------------------------------------------------------------------------------------------
40& UNDER 100 HP         781        691      13.0%      2,012      1,810      11.2%       3,217       3,759
-------------------------------------------------------------------------------------------------------------
100 HP & OVER            468        503      -7.0%      1,234      1,125       9.7%       1,487       1,599
-------------------------------------------------------------------------------------------------------------
TOTAL                  1,694      1,671       1.4%      4,397      4,124       6.6%       7,913       9,149
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
4 WD TRACTORS            106        120     -11.7%        232        225       3.1%         202         256
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
TOTAL FARM WHEEL
TRACTORS               1,800      1,791       0.5%      4,629      4,349       6.4%       8,115       9,405
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
COMBINES
(SELF-PROPELLED)          62        120     -48.3%        232        225       3.1%         373         455
-------------------------------------------------------------------------------------------------------------

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CFIEI Industry News                                                  Page 2 of 2

                 CANADIAN FARM & INDUSTRIAL EQUIPMENT INSTITUTE
                     3350 South Service Road, Garden Level
                      Burlington, Ontario, Canada, L7N 3M6
                   Phone: 905-632-8483 (*) Fax: 905-632-7138
                             E-Mail: info@cfiei.ca
                                     --------------

        Copyright(C)2002 Canadian Farm & Industrial Equipment Institute.
                              All rights reserved.

SEND MAIL TO WEBMASTER WITH QUESTIONS OR COMMENTS ABOUT THIS WEBSITE.
             ---------
LAST MODIFIED: MAY 15, 2002



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                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                            CNH Global N.V.



                                            By:  /s/ Debra E. Kuper
                                                 -----------------------------
                                                     Debra E. Kuper
                                                     Assistant Secretary



May 16, 2002